FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: April 22, 2004

Information furnished on this form:
- Press Release concerning the redemption of NEC Trust Originated Preferred Securities

April 22, 2004

Announcement of Redemption of NEC Trust Originated Preferred Securities

NEC Corporation ("NEC") has resolved at a meeting of the Board of Directors held today that on June 21, 2004 it will redeem in whole its NEC Corporation Unsecured Subordinated Debentures due 2021 (the "Subordinated Debentures") as the result of the occurrence of an Accounting Event* as described in the terms and conditions of the Subordinated Debentures, and it has today sent notification of such redemption to NEC Business Trust, the issuer of the NEC Trust Originated Preferred Securities. NEC Business Trust holds the Subordinated Debentures as investment assets acquired with the proceeds of the issuance of the NEC Trust Originated Preferred Securities and the NEC Trust Common Securities.

NEC announces that, as a result of the early redemption of the Subordinated Debentures, the NEC Trust Originated Preferred Securities and the NEC Trust Common Securities issued by NEC Business Trust will be redeemed in whole in accordance with its Declaration of Trust on June 21, 2004, the same redemption date as the Subordinated Debentures, as shown in the information below.

In addition, NEC announces that in accordance with its Declaration of Trust, NEC Business Trust will be dissolved upon the completion of the redemption of the NEC Originated Trust Preferred Securities and the NEC Trust Common Securities (expected to be in July, 2004).

1. Securities to be redeemed by NEC

(1) Security	NEC Corporation Unsecured Subordinated Debentures due 2021
(2) Redemption Price	100,001 million yen plus accrued and unpaid interest
(3) Redemption Date	June 21, 2004 (Monday)

2. Securities to be redeemed by NEC Business Trust

(1) Security	NEC Trust Originated Preferred Securities (200,000 securities)
NEC Trust Common Securities (2 securities)
(2) Redemption Price	NEC Trust Originated Preferred Securities: 100,000 million yen plus accumulated and unpaid distributions
NEC Trust Common Securities: 1 million yen plus accumulated and unpaid distributions

The redemption price per security will be the face amount of the NEC Trust Originated Preferred Securities and the NEC Trust Common Securities (500,000 yen per security, respectively) plus accumulated and unpaid distributions.

(3) Redemption Date	June 21, 2004 (Monday)
(4) Record Date for Redemption	May 27, 2004 (Thursday)
(5) Expected Delisting Date	May 21, 2004 (Friday)

3. Summary Information of NEC Business Trust

(1) Name	NEC Business Trust
(2) Head Office	New York, NY, USA
(3) Representative Officer	Jun Tada, Regular Trustee
(4) Establishment Date	November, 2001
(5) Business	Investment Trust
(6) Capital	100,001 million yen
(7) Holder of Voting Rights and Ratio	NEC (100%)

4. Expense Related to the Redemption of NEC Trust Originated Preferred Securities

NEC had planned to amortize in its consolidated financial statements the difference between the issue price (100,000 million yen) and the proceeds at issuance (97,000 million yen) of the NEC Trust Originated Preferred Securities (amounting to 3,000 million yen) over the five year period from the issuance to the fiscal year ending March 31, 2007, but as a result of the redemption described herein the scheduled amortization will be revised and the entire unamortized balance of 1,600 million yen will be charged as of the fiscal year ended March 31, 2004.

*Redemption as a result of an Accounting Event

Pursuant to the terms and conditions of the Subordinated Debentures, NEC has the right to redeem the Subordinated Debentures at any time in the event of the occurrence of certain accounting related events unforeseen at the time of the issuance of the Subordinated Debentures and the NEC Trust Originated Preferred Securities. A recent change in generally accepted accounting principles in the United States (US GAAP) has altered the presentation of the NEC Trust Originated Preferred Securities on the consolidated balance sheet of NEC as of March 31, 2004, resulting in the occurrence of an Accounting Event.

Please refer to "Notice of Redemption of NEC Trust Originated Preferred Securities and Dissolution of the Trust"; and "Redemption Procedures for NEC Trust Originated Preferred Securities"; posted at the URL below regarding the redemption of the NEC Trust Originated Preferred Securities. For further details regarding redemption procedures, please contact your securities company.

URL : http://www.nec.co.jp/ir/ja/